SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4553 Glencoe Avenue

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90292

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b -25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F , Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Eagle Entertainment Inc. (the “Company”) completed its business combination (the “Business Combination”) in which it acquired Row 44, Inc. (“Row 44”) and 86% of the shares of Advanced Inflight Alliance AG (“AIA”) during 2013. As a result, this is the Company’s first Annual Report on Form 10-K for a fiscal year in which it had operations other than searching for and acquiring target businesses. Additionally, AIA is a German public company which presents its financial statements in Euros and in accordance with International Financial Reporting Standards as adopted by the European Union. Although the Company has closed its books for the year ended December 31, 2013 at the level of each of its 52 direct and indirect subsidiaries, the Company was unable, without unreasonable effort or expense, to finish the process of consolidating these subsidiaries in order to complete the financial statements for the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) on or before its prescribed due date of March 17, 2013. In addition, the Company completed two acquisitions subsequent to the Business Combination, one of which was the acquisition of a U.K.-based company that closed during the fourth quarter of 2013. Although the Company has been working diligently to integrate these acquired companies into its accounting systems, the process of this integration has also contributed to the difficulty in preparing consolidated financial statements on a timely basis. The preparation of the Company’s consolidated financial statements is nearly complete, and the Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David M. Davis	(818)	706-3111
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Business Combination was accounted for as a reverse merger of the Company and Row 44 and a concurrent acquisition of shares of AIA, with Row 44 determined to be the accounting acquirer and continuing reporting entity. Accordingly, the Company’s historical financial information included in the Form 10-K for periods prior to the Business Combination are comprised of the historical financial information of Row 44 only. The Company’s financial information for the year ended December 31, 2013, however, will include the financial information and activities of Row 44 for the period January 1, 2013 to December 31, 2013 (365 days), the Company and AIA for the period January 31, 2013 to December 31, 2013 (335 days), PMG (a business acquired on July 10, 2013) from the date of acquisition to December 31, 2013 (174 days), and IFE Services (a business acquired on October 18, 2013) from the date of acquisition to December 31, 2013 (75 days).

The Company currently has two operating segments: the Connectivity operating segment, which consists of Row 44 and its subsidiaries, and the Content operating segment, which consists of the Company’s interest in AIA, AIA’s subsidiaries and other subsidiaries. Because the Company’s historical financial information for periods prior to the Business Combination consists of the historical financial information of Row 44, the Company’s historical financial information for periods prior to the Business Combination is comparable to the financial information of the Connectivity operating segment for periods after the Business Combination. Conversely, because the companies that comprise the Content operating segment were not part of Row 44’s operations prior to the completion of the Business Combination, the Company’s historical financial information for periods prior to the Business Combination is not comparable to the financial information of the Content operating segment for periods after the Business Combination.

The following significant changes in the results of operations of the Company’s Connectivity segment will be reported in the Form 10-K:

•	Connectivity Service Revenue. Connectivity service revenue increased $40.0 million, or 352%, to $51.4 million for the year ended December 31, 2013, as compared to $11.4 million for the same period in 2012. The increase was principally due to the growth in users of the Company’s Wi-Fi Internet services on Southwest Airlines, which was driven by a higher number of Southwest planes offering the Company’s Connectivity services in the current period as compared to the same period in 2012, coupled with the commencement of the TV Flies Free service on Southwest Airlines in July 2013.

•	Connectivity Equipment Revenue. Connectivity equipment revenue decreased by $31.4 million, or 54%, to $26.5 million for the year ended December 31, 2013, as compared to $57.9 million for the same period in 2012. The decrease was primarily due to the timing of equipment installations on the Southwest Airlines fleet, which was substantially completed prior to the year ended December 31, 2013, as compared to the same period in 2012.

•	Connectivity Cost of Sales. Connectivity cost of sales decreased $13.2 million, or 17%, to $63.7 million for the year ended December 31, 2013, compared to $76.9 million in the same period in 2012, due to a $33.4 million decrease in Connectivity equipment cost of sales, offset by a $20.3 million increase in Connectivity service costs. The decrease in equipment cost of sales was principally due to a decline in equipment revenue over the same period as a result of the timing of equipment installations on the Southwest Airlines fleet, which was substantially completed prior to the year ended December 31, 2013, as compared to the same period in 2012. The increase in service cost of sales was principally due to higher satellite bandwidth costs to support the growth in the Company’s Connectivity service revenue over the same period.

The following results of operations of the Company’s Content operating segment will be reported in the Form 10-K:

•	Content Licensing Revenue. Content licensing revenue increased to $154.0 million for the year ended December 31, 2013, compared to $0 in the same period in 2012. Content licensing revenue is generated from AIA, the business of Post Modern Edit, LLC and related entities (“PMG”) and IFE Services Limited and related entities (“IFES”), which the Company acquired on January 31, 2013, July 9, 2013 and October 18, 2013, respectively, and were not part of the Company’s operations in 2012.

•	Content Service Revenue. Content service revenue increased to $27.9 million for the year ended December 31, 2013, compared to $0 in the same period in 2012. Content service revenue is generated from AIA, PMG and IFES, which the Company acquired on January 31, 2013, July 9, 2013 and October 18, 2013, respectively, and were not part of the Company’s operations in 2012.

•	Content Cost of Sales. Content licensing cost of sales increased to $134.2 million for the year ended December 31, 2013, as compared to $0.0 million in the same period in 2012. The increase was a result of the acquisitions of AIA, PMG and IFES in 2013.

The financial results presented above for the fiscal year ended December 31, 2013 reflect preliminary estimates of the accounting for the items for which work is ongoing, as described in this Form 12b-25. These preliminary results may be subject to change upon completion of our financial statement close and reporting process and the audit.

Global Eagle Entertainment Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2014	By: /s/ David M. Davis
David M. Davis
Chief Financial Officer, Treasurer and Chief Operating Officer